Mail Stop 0308


      March 28, 2005


VIA U.S. MAIL AND FACSIMILE

Mr. R. Edward Anderson
Chief Executive Officer
Citi Trends, Inc.
102 Fahm Street
Savannah, Georgia 31401

      Re:	Citi Trends, Inc.
      Registration Statement on Form S-1
      Filed February 28, 2005
      File No. 333-123028

Dear Mr. Anderson:

      We have reviewed the document listed above and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.






Part I

General
1. Please file all required exhibits in a timely manner so that we may have sufficient time to review them before you request effectiveness of your registration statement. Also, please confirm that any preliminary prospectus you circulate will disclose all non-
Rule 430A information, including the price range and related information based on a bona fide estimate of the public offering price within that range.
2. Please provide us with copies of any additional artwork you intend to use as soon as possible for our review and comment. Please keep in mind that we may have comments on these materials and you should consider waiting for these comments before printing and circulating any artwork.

3. Please review your disclosure and ensure that you identify the source for the statements you provide. Currently, you include many factual statements, but you have not indicated whether the source of this information is based upon management`s belief, industry data, reports/articles, or any other source. If the statements are based upon management`s belief, please indicate that this is the case and include an explanation for the basis of that belief. Alternatively, if the information is based upon reports or articles, please supplementally provide these documents to us (appropriately marked and dated). The following are examples only of the statements for which you need sources:

* "We provide this offering at compelling values with nationally recognized branded merchandise offered at 20% to 60% discounts to department and specialty stores` regular prices." Business, page
33.

* "According to a nationally recognized firm that specializes in apparel research, retail sales of off-price apparel totaled $16.5 billion in the U.S. in 2004, up more than 15% from 2003."
Business,
page 33.

* "The off-price apparel market is dominated by large format, national apparel companies[.]" Business, page 33.

We may have further comments once we examine your revisions.

4. Please note the updating requirements of Rule 3-12 of Regulation
S-X.

Table of Contents
5. The forepart of your document should consist of the cover page, summary and risk factors. Please move the paragraphs beneath the table of contents to a more appropriate location in your prospectus.

Prospectus Summary, page 1
6. The Summary section is intended to provide a brief overview of the key aspects of your offering. Currently, your Summary is too long and repeats much of the information fully discussed in your Business section. For example, you should remove the Industry section from the Summary since it also appears in the Business section. Also, please remove or substantially shorten your discussion of your differentiation strategy, business strengths and growth strategy. At a minimum, these sections should not repeat other disclosure in the
Summary. The Summary is only intended to provide a brief snapshot of the offering. See Instruction to Item 503(a) of Regulation S-K.

Risk Factors, page 6
7. Your Risk Factors section should be a discussion of the most significant factors that make you offering speculative or risky. You should place risk factors in context so your readers can understand the specific risk as it applies to you. See SEC Release No. 33-7497.
Also, you should not present risks that are generic or contain boilerplate language that could apply to any issuer or any offering.
We believe a discussion of risk in generic terms does not tell your readers how the risk may affect their investment in you. Please revise your Risk Factors section generally to write each risk factor in plain English and avoid using boilerplate or generic risk factors.
See Item 503(c) of Regulation S-K. As examples, please consider the following risk factors:

* "Expansion into new markets may present risks different from our existing markets, and we may have difficulty overcoming them."

* "Our business and growth strategies depend on our ability to obtain a sufficient amount of merchandise, and our failure to meet current and increased merchandising needs could have a material adverse effect on our business, financial condition and results of operations."

* "Changes in the regulatory environment governing our business could have a material adverse effect on our business, financial condition and results of operations."

Further, some of your risk factor discussions do not clearly and concisely convey the actual risk, such as the second risk factor on page 8 and the last risk factor on page 10. Consider whether other subsections or elements of a discussion within a subsection are necessary for this section, and whether certain risk factors can be combined so they are not repetitive. Accordingly, please thoroughly revise this section to more precisely articulate the risks to your offering from each risk factor, and to ensure that each factor is written in plain English. We may have additional comments based upon your revisions.

Our business and growth strategies depend on our ability to obtain a sufficient amount..., page 7
8. Please consider breaking up this risk factor to include an additional risk factor discussing your risks in receiving products that you are prohibited from selling or that are counterfeit brands or unlicensed goods.

We rely on only two distribution centers, one of which also serves as..., page 7
9. Please quantify, to the extent possible, how much of your total operations depend on each distribution center.

We depend on the experience and expertise of our senior management team..., page 9
10. Please identify all the key personnel upon whom you depend.

Our failure to protect our trademarks could have a negative effect..., page 9
11. Please state which other entities have trademarks that contain the word "Citi" or similar marks for apparel and clothing. Also, please disclose the likelihood that others will try to prevent your manufacturing or sale of your private label merchandise by claiming that your merchandise violates their trademarks or other proprietary rights. Further, please discuss the likelihood of the other entities` success. If you do not know which entities have these rights, or the likelihood of a successful lawsuit is small, please consider deleting this portion of the risk factor.

Adverse trade restrictions may disrupt our supply of merchandise..., page 12
12. Please specify the foreign countries in which your merchandise is currently manufactured, and please disclose any specific political risks that would effect your business operations in these countries.

Use of Proceeds, page 17
13. You state that with your proceeds you intend to repay your outstanding indebtedness to National Bank of Commerce, Bank of America, and Congress Financial. Please disclose the amounts you currently owe to each of these banks and whether you will repay the debts in full. Also, please tell us if these debts were incurred within the last year. If so, please describe the use of the proceeds of this indebtedness other than short-term borrowings used for working capital. See Instruction 4 to Item 504 of Regulation S-K.
14. You state that if you have any remaining net proceeds you will use the proceeds for new store openings, including the acquisition or design and construction of a new distribution center in fiscal 2006.
Since this is an underwritten offering, it can reasonably be expected that the actual proceeds will not be substantially less than your aggregate proceeds. Therefore, please tell us why you have not determined approximately how much of the remaining proceeds you will spend on new store openings or a new distribution center.
15. Also, since these proceeds will be used to acquire assets, otherwise than in the ordinary course of business, please describe briefly and state the cost of these assets. Further, if any of these assets are to be acquired from your affiliates or their associates, please give the names of the persons from whom they are to be acquired and set forth the principle followed in determining their cost. See Instruction 5 to Item 504 of Regulation S-K.

Selected Financial and Operating Data, page 20

16. Please include the amounts for the "net income per common share" and "weighted average share."

17. Please expand the balance sheet data on page 21 to show the mandatory redeemable preferred stock as a liability for the years prior to the reclassification.

Management`s Discussion and Analysis of Financial Condition and Results..., page 22
18. We note from the disclosure on page 12 that you are
instituting
changes to address and improve your internal control procedures
and
compliance capabilities. In this section, please discuss the improvements that you must make to your internal and disclosure controls to the extent that you believe you will have difficulty implementing these changes and that these areas will remain a risk to your financial reporting obligations.
19. Please expand this section to discuss known material trends
and
uncertainties that will have, or are reasonably likely to have, a material impact on your revenues or income or result in your liquidity decreasing or increasing in any material way. Please provide additional information about the quality and variability of your earnings and cash flows so that investors can ascertain the likelihood of the extent past performance is indicative of future performance. We note, for example, that your comparable stores sales have declined significantly for the 39 weeks ended October 30,
2004
to levels below those following your remodeling initiatives. Please discuss whether you expect levels to remain at this level or to increase or decrease. Also, you should consider discussing the impact of any changes on your earnings. Further, please discuss in reasonable detail:

* economic or industry-wide factors relevant to your company, and

* material opportunities, challenges, and risks in short and long term and the actions you are taking to address them.

See Item 303 of Regulation S-K and SEC Release No. 33-8350.
20. We note that management uses operating statistics, such as customer counts, items purchased per customer, and average item price. Please consider providing these metrics and any other statistics, such as sales per square foot and average amount of customer purchases, to enable investors to view your operations through management`s eyes.

21. If you choose to present the non-GAAP measure of "average store level cash flow" shown on page 22, please revise to include also the disclosures required by Item 10(e) of Regulation S-K.

Overview, page 22
22. Please disclose the status of any actions you have completed in furtherance of acquiring or designing and constructing a new distribution center in southeastern Georgia in fiscal year 2006. Also, please state the likelihood that a new distribution center will be operational by that time.
23. Please further explain the impact that the WTO Agreement on Textiles and Clothing will have on your operations. We note that even though the average dollar amount of sales per customer spent in your stores would be reduced, apparently, so would your cost in purchasing your stock goods. Also, what "various actions" have been taken or threatened by parties affected by the removal of the quotas, and who are the parties to whom you are referring?

Results of Operations, page 24

24. Please discuss any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on your financial condition, revenues or expenses, results of operations, liquidity or capital resources. See Item 303(a)(4) of Regulation S-
K.

Quarterly Results of Operations, page 26

25. Please add per share data to your quarterly results of operations as required by Item 302(a)(1) of Regulation S-K.



Liquidity Sources, Requirements and Contractual Cash
Requirements...,
page 28
26. In this section, you state that "[s]ome operating leases provide for fixed monthly rentals while others provide for rentals computed as a percentage of net sales." On page 40, you say that your "typical store lease" requires you to pay "percentage rent." Please revise one or both of these statements so that your document reflects consistently how your leases are structured. To the extent practicable, quantify the number of leases with fixed monthly rentals compared to those for which rentals are computed as a percentage of sales.

27. Please include contingent lease payments in the contractual obligations schedule, if estimable, along with disclosure of the assumptions used to calculate the estimate.

28. In footnote 5, please expand your disclosure to indicate if the termination fee to be paid upon consummation of the offering has been paid or will be paid from the proceeds.

Critical Accounting Policies, page 30

29. Please revise your disclosure to present a more robust discussion as to why these are critical accounting policies. This disclosure should supplement, not duplicate, the description of accounting policies that are already disclosed in the notes to the financial statements. The disclosure should provide greater insight into the quality and variability of information regarding financial condition and operating performance. The discussion in your Management`s Discussion and Analysis should present your analysis of the uncertainties involved in applying a principle at a given time or the variability that is reasonably likely to result from its application over time. Additionally, please undertake the following:

* discuss why management believes the accounting policy is critical;

* discuss how accurate your estimates and assumptions have been in the past, how much they have changed in the past, and whether they are likely to change in the future; and

* include quantitative disclosure of your sensitivity to change based on other outcomes that are reasonably likely to occur and that would have a material effect on the company.

For example, for your revenue recognition policy you could discuss the provision for sales returns and allowance for doubtful accounts both on a total cost basis as well as on a percentage of revenues. Your discussion could further address variances that have occurred in historic results, trends, and future expectations, as well as the impact to the statement of operations resulting from hypothetical changes. See Item V of Release Nos. 33-8350/34-48960.
Business, page 33
30. Since the strength of your business operations is in offering your merchandise at discounts to your customers, please detail your plans if you are unable to "opportunistically" purchase merchandise at reduced prices and through close-outs.
31. You state that you do not spend large sums on fixturing, leasehold improvements, equipment, or other start up costs, yet on page 22, you state that your average investment for the 40 stores opened in fiscal 2004 was approximately $280,000. Please provide support that this is not a comparatively "large sum" in your industry.

Growth Strategy, page 35
32. Please explain what you mean by "merchandising enhancements" and the "expansion of adjacent product categories." Also, please identify the geographic areas in which you expect to expand.

Store Operations, page 35
33. Please discuss how your layaway program compares to industry practice. See Item 101(c)(1)(vi) of Regulation S-K. Also, please disclose the amount of the re-stocking fee.

Product Merchandising and Pricing, page 37
34. Please identify the manufacturers of the products that are typically represented by nationally recognized brands to the extent that these brands individually represent a material portion of your sales.

Sourcing and Allocation, page 38
35. Please disclose the names of your two independent fashion consulting firms. Also, if you have any material agreements with these firms, please file them as material contracts. See Item 601(b)(10) of Regulation S-K.
36. Please disclose why you believe alternate sources of merchandise for all product categories are available at comparable prices should you change your suppliers; especially if your sales are dependent on
"nationally recognized brands." Further, please discuss any other factors that may disrupt the availability of your products, and your alternatives should a disruption occur. See Item 101(c)(1)(iii) of
Regulation S-K.



Distribution, page 39
37. In this section, you describe your practices regarding how you handle working capital items. In addition, please discuss industry practices in handling working capital items. For example, please disclose how you compare with others in your industry in carrying the proper amount of inventory to meet your delivery requirements and assure yourself of a continuous allotment of goods from suppliers. Also, please discuss your customers` rights to return purchased merchandise, if any, and how your policies compare with industry practice. See Item 101(c)(1)(vi) of Regulation S-K.

Information Technology and Systems, page 39
38. We note that you anticipate selling selected branded apparel provided by third parties on your website. Please consider discussing in Management`s Discussion and Analysis your expectations regarding the effect of these sales on your results of operations for future periods to the extent that you believe these sales will have a material effect on your operations.

Competition, page 40
39. Please estimate your competitive position relative to the competitors you mention. Also, please discuss the principal methods of competition and the positive and negative factors pertaining to your competitive position. See Item 101(c)(1)(x) of Regulation S-K.

Legal Proceedings, page 41
40. For the two proceedings that you mention, please include the name of the court, the principal parties, a description of the factual basis alleged to underlie the proceedings, and the relief sought by the plaintiffs. See Item 103 of Regulation S-K.

Executive Officers and Directors, page 42
41. On page 52, you state that Mr. Bellino was your Chief
Executive
Officer and President from April 1999 to December 2001. However, in this section, you state that Mr. Bellino has been your President and
Chief Merchandising Officer since January 1997. Please revise or advise.
42. Please disclose how Mr. Goff has been "associated" with Hampshire
Equity Partners since August 1998.  See Item 401(e) of Regulation
S-
K.



Board of Directors Composition After the Offering, page 43
43. You state that you intend to avail yourself of the Nasdaq rule 4350(c) controlled company exception that applies to companies where more than 50% of the stockholder voting power is held by an individual, group, or another company. Please disclose the individual, group, or company that has the 50% voting power in you.
Also, please disclose your plans for complying with Nasdaq rules should the entity`s ownership interest fall below the 50% ownership threshold.
44. Please disclose whether any of the five directors that will take office following the offering are Hampshire`s nominated directors. If so, please state which directors were nominated by Hampshire. Also, please tell us how Mr. Flynn satisfies the independence requirements of the Nasdaq rules.

Director Compensation, page 46
45. Please disclose the amount of options given to your directors as compensation for their services and the exercise price of the options. See Item 402(g) of Regulation S-K.

Management Consulting Agreement, page 55
46. Please file your Amended and Restated Management Consulting Agreement, effective February 1, 2004, as an exhibit to this document. Also, please disclose whether the terms of this agreement are comparable to those you could have obtained from an unaffiliated third party.
47. In your stockholders agreement dated April 13, 1999, you state that four members of your board may be designated by the owners of the majority of the voting stock beneficially owned by Hampshire Equity Partners and its affiliates. However, according to your nominating agreement with Hampshire Equity Partners, Hampshire is permitted to designate only up to two directors to be nominated, depending on the Hampshire`s stock ownership. Please clarify whether the nominating agreement will supersede this provision of the stockholders agreement.

Principal and Selling Stockholders, page 57
48. Please identify the beneficial owner that has the ultimate voting or investment control over the shares of Hampshire Equity Partners II, L.P. listed in your selling shareholder table on page 57. See Interpretation 60 under Section I. Regulation S-K in the Division of
Corporation Finance`s Manual of Publicly Available Telephone Interpretations (July 1997). Please update this information so it is presented as of the most recent practicable date. See Item 403 of Regulation S-K.

Lock-Up Agreements, page 62
49. Please tell us what factors CIBC World Markets Corp. would take into consideration in deciding whether to consent to a disposition of securities prior to the expiration of the lock-up.

Underwriting, page 64
50. Please disclose which of your selling shareholders are affiliates, and disclose that an affiliate may be deemed to be an underwriter under the federal securities laws.
51. Please identify any members of the underwriting syndicate that will engage in any electronic offer, sale, or distribution of the shares and describe their procedures to us supplementally. If you become aware of any members of the underwriting syndicate that may engage in electronic offers, sales, or distributions after you respond to this comment, please supplement your response promptly to identify those members and provide us with a description of their procedures. Also, please briefly describe any electronic distribution in the filing. In your discussion of the procedures, tell us how they ensure that the distribution complies with
Section 5
of the Securities Act.  In particular, please address:

* the communication used;

* the availability of the preliminary prospectus;

* the manner of conducting the distribution and sale, such as the use of indications of interest or conditional offers; and

* the funding of an account and payment of the purchase price.

Finally, please tell us whether you or the underwriters have any arrangements with a third party to host or access your preliminary prospectus on the Internet. If so, identify the party and the website, describe the material terms of your agreement and provide us with a copy of any written agreement. Provide us also with copies of all information concerning your company or prospectus that has appeared on their website. Again, if you subsequently enter into any such arrangements, promptly supplement your response. We may have further comment.
52. Please tell us whether you plan to have a directed share program for employees and others. If so, please supplementally tell us the mechanics of how and when these shares will be offered and sold to persons in the directed share program. For example, please explain for us how you will determine the prospective recipients of reserved shares. Tell us when and how they will indicate their interest in purchasing shares. Also, please tell us how and when the issuer and underwriters will contact the direct share investors, including the types of communications used. When will the shares and money be exchanged? When do purchasers become committed to purchase their shares? How and when will the number of shares offered be determined? Will the procedures for the directed share program differ from the procedures for the general offering to the public?
53. Please tell us whether one of the underwriters, other than CIBC
World Markets Corp., will act as a qualified independent underwriter.

Financial Statements

Note 2, Summary of Significant Accounting Policies, F-7
General

54. We note your disclosure on page 23 that handling and distribution center costs are included in selling, general, and administrative expenses. Please expand your disclosure in that section and in the notes to the financial statements to describe the costs included in costs of sales. Please indicate specifically whether you include purchasing and receiving costs, inspection costs, internal transfer costs, and other costs of your distribution network. For those costs you excluded, such as the distribution center costs, please tell us why the costs are excluded and disclose:

* the line item that the excluded costs are included in, for example, selling, general, and administrative, and the amounts included in each line item for each period presented; and

* in your Management`s Discussion and Analysis section, that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others, like you, exclude all or a portion of them from gross margin, including them instead in a line item such as selling, general, and administrative expenses.

Note 2(c), Inventory, page F-7

55. We note that you record a provision for inventory shrinkage. Please include the activity in that reserve in Schedule II - Valuation and Qualifying Accounts, unless substantially the same information is presented in the financial statements. See Rules 5-04 and 12-09 of Regulation S-X.

Note 2(g), Stock-Based Compensation, page F-8

56. Please add basic and diluted earnings per share as reported and the per share effect of the application of FAS 123 to the reconciliation. See paragraph 45(c)(1) of FAS 123.

Note 2(h), Revenue Recognition, page F-8

57. Please disclose how you account for sales returns and your methodology for determining a reserve for sales returns, if any. In addition, if changes in estimated returns recognized are material, please disclose. See paragraphs 6-8 of FAS 48. Please include the activity in the reserve in Schedule II - Valuation and Qualifying Accounts, unless substantially the same information is presented in the financial statements. See Rules 5-04 and 12-09 of Regulation S-
X.

Note 2(o), Business Reporting Segments, page F-10

58. We note that you report only one operating segment. In the Business section on page 37, you display revenues by merchandise assortment, including women`s, children`s, men`s, etc. Therefore, it appears that discrete financial information is available. In addition, you mention throughout the registration statement that one of your growth strategies involves the expansion of adjacent product categories, such as home decor and intimate apparel. Please tell us how you considered paragraph 10 of FAS 131 in your determination that you have only one reportable operating segment and whether you have aggregated segments. We may have further comments upon review of your response.

Note 8, Stockholders` Equity, page F-13

59. We note you have a stock option plan that permits up to approximately 75,000 shares to be granted through the issuances of options. We assume that the estimate of fair value of the underlying stock at the grant date is at the discretion of the board of directors. Also, we note that you recorded compensation expense for the intrinsic value of options granted based on your fair value estimate. Please provide the following information:

* the estimated offering range that was initially discussed with the lead underwriter or syndicate, including the date the offering price was first discussed either formally or informally. Specifically, tell us whether this would have differed from the offering price range that would normally have appeared on page 1 of the prospectus in your initial filing;

* for the most recent fiscal year to the latest practicable date, a listing of options or other equity instruments granted to employees that indicates the date of grant/issuance, the exercise/purchase price, and the amount of deferred compensation recorded on each grant/issuance;

* objective evidence of fair value of the underlying shares supporting the options or share grants. This information would include the prices at which contemporaneous sales of common or convertible preferred securities took place, independent appraisals obtained prior to option grants, or any other information that supports your determination of fair value;

* a time line of company specific events that supports the relative increase/decrease in fair value of your equity securities based on company specific milestones or other economic events. Note that this time line should culminate in the offering range initially discussed and currently discussed; and

* any other pertinent information necessary for us to make an independent evaluation of your judgments/estimates surrounding the issue of stock compensation.

      We may have further comment upon review of your response.

Note 10, Related Party Transactions, page F-16

60. Please expand your disclosure to indicate how management fees are determined and the nature of the consulting services provided by the affiliate. Also, please disclose the termination fee and any other pertinent terms of the agreement.

39 Weeks Ended October 30, 2004 and November 1, 2003
Condensed Statements of Cash Flows, page F-31

61. We note the maturities of your revolving lines of credit are
12
months and more. Please advise or revise to show cash borrowings and repayments gross. See paragraph 13 of SFAS 95.

Part II

Signatures, page II-5
62. In addition to those who have signed your document already, please have your controller or principal accounting officer sign your document, or identify the person who is fulfilling that function.
See Instructions to the Signatures section of Form S-1.


*	*	*	*	*	*


      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact David Irving, Staff Accountant, at (202)
942-
1920 or Donna DiSilvio, Senior Accountant, at (202) 942-1852, if you have questions regarding comments on the financial statements and related matters.  Please contact John
Fieldsend, Staff Attorney, at (202) 824-5505, Ellie Quarles,
Special
Counsel, at (202) 942-1859, or me at (202) 942-1900 with any other questions.

Sincerely,



H. Christopher Owings
      Assistant Director


cc:	Brian Brennan, Esq.
	Paul, Hastings, Janofsky & Walker LLP
	Via Fax: (212) 230-7736
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Citi Trends, Inc.
March 28, 2005
Page 1